UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record Results for First Quarter of 2022”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2022

NOVA LTD.
(Registrant)
By: /s/ Dror David
—————————————
Dror David
Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Record Results for First Quarter of 2022

Outperforms Guidance, Posts Record Revenue and EPS

Rehovot, Israel, May 12, 2022 - Nova (Nasdaq: NVMI) today announced financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights:

•	Record quarterly revenue of $134.0 million, exceeding the high end of a guidance of $132 million. Up 59% year over year

•	Record GAAP net income of $34.2 million, or $1.07 per diluted share, exceeding the high end of a guidance of $0.96. Up 78% year over year on a per-share basis

•	Record non-GAAP net income of $41.5 million, or $1.30 per diluted share, exceeding the high end of a guidance of $1.14. Up 86% year over year on a per-share basis

•	Diversified geographic contributions led by China quarterly record revenue

•	Strong customer mix driven by five major customers contributing over 10% each to products revenue, including the world leading IDM

GAAP Results ($K)

	Q1 2022	Q4 2021	Q1 2021
Revenues	$133,957	$121,521	$84,133
Net Income	$34,162	$22,226	$17,616
Earnings per Diluted Share	$1.07	$0.73	$0.60

Non-GAAP Results ($K)

	Q1 2022	Q4 2021	Q1 2021
Net Income	$ 41,487	$32,752	$20,485
Earnings per Diluted Share	$ 1.30	$1.08	$0.70

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

"Nova delivered a robust opening for 2022, outperforming guidance and locking down eight consecutive quarters of revenue growth. Our remarkable performance was driven by our burgeoning position across various industry sectors and technology nodes,” commented Eitan Oppenhaim, President and Chief Executive Officer. “Following the ancosys acquisition, this is the first quarter that we are embedding chemical metrology sales results into our consolidated reporting. During the quarter, we continued to integrate ancosys as a division into Nova, developing a strong pipeline of products and opportunities in both the front-end and back-end semiconductor processes. The demand for Nova’s solutions across dimensional, materials and chemical applications, continues to be strong and along with our record quarterly bookings and yearly backlog, we expect to continue our solid growth this year as well.“

2022 Second Quarter Financial Outlook

Management provided an outlook for the second quarter, the period ending June 30, 2022. Based on current estimates, management expects:

•	$133 million to $141 million in revenue

•	$0.82 to $0.96 in diluted GAAP EPS

•	$1.09 to $1.23 in diluted non-GAAP EPS

2022 First Quarter Results

Total revenues for the first quarter of 2022 were $134.0 million, an increase of 10% compared with the fourth quarter of 2021 and an increase of 59% compared with the first quarter of 2021.

Gross margin in the first quarter of 2022 was 57%, compared with 56% in the fourth quarter of 2021 and 57% in the first quarter of 2021.

Operating expenses in the first quarter of 2022 were $39.0 million, compared with $38.4 million in the fourth quarter of 2021 and $28.2 million in the first quarter of 2021.

On a GAAP basis, the Company reported net income of $34.2 million, or $1.07 per diluted share, in the first quarter of 2022. This is compared with net income of $22.2 million, or $0.73 per diluted share, in the fourth quarter of 2021, and net income of $17.6 million, or $0.60 per diluted share, in the first quarter of 2021.

On a non-GAAP basis, the Company reported net income of $41.5 million, or $1.30 per diluted share, in the first quarter of 2022. This is compared with net income of $32.8 million, or $1.08 per diluted share, in the fourth quarter of 2021, and net income of $20.5 million, or $0.70 per diluted share, in the first quarter of 2021.

Conference Call Information

Nova will host a conference call today, May 12, 2022, at 8:30 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-800-239-9838
ISRAEL TOLL-FREE Dial-in Number: 1-809-407-724
INTERNATIONAL Dial-in Number: 1-323-794-2551

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from May 12, 2022, at 11:30 a.m. Eastern Time to May 19, 2022, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE: 1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 2902650

A replay will also be available for 90 days on Nova's website at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found at Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, acquisition related expenses, inventory step-up and contingent consideration revaluation, stock-based compensation expenses, revaluation of operating lease liabilities, amortization of debt discount and issuance costs, tax effect of non-GAAP adjustment and taxes attributed to one-time elective tax settlement, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to the rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 1, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	105,193	126,698
Short-term interest-bearing bank deposits	172,264	221,897
Marketable securities	63,425	61,568
Trade accounts receivable, net	77,985	68,446
Inventories	96,193	78,665
Other current assets	25,116	9,242
Total current assets	540,176	566,516

Non-current assets
Marketable securities	132,011	137,415
Interest-bearing bank deposits	3,595	3,672
Restricted interest-bearing bank deposits	1,602	1,600
Deferred tax assets	9,448	6,161
Severance pay funds	1,308	1,327
Operating lease right-of-use assets	45,809	30,627
Property and equipment, net	44,367	34,460
Intangible assets, net	49,308	2,601
Goodwill	50,540	20,114
Other long-term assets	744	661
Total non-current assets	338,732	238,638
Total assets	878,908	805,154

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	195,432	183,037
Trade accounts payable	35,973	36,218
Deferred revenues	14,583	15,338
Operating lease current liabilities	5,897	4,452
Other current liabilities	59,775	48,885
Total current liabilities	311,660	287,930

Non-current liabilities
Accrued severance pay	3,728	3,686
Operating lease long-term liabilities	47,293	33,450
Long-term deferred tax liability	13,743	-
Other long-term liabilities	6,936	6,334
Total non-current liabilities	71,700	43,470
Shareholders' equity	495,548	473,754
Total liabilities and shareholders' equity	878,908	805,154

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended March 31,
	2022	2021
Revenues:
Products	109,912	66,283
Services	24,045	17,850
Total revenues	133,957	84,133
Total cost of revenues	57,807	36,203

Gross profit	76,150	47,930

Operating expenses:
Research and development, net	19,129	14,518
Sales and marketing	12,246	9,540
General and administrative	6,056	3,539
Amortization of intangible assets	1,613	575
Total operating expenses	39,044	28,172

Operating income	37,106	19,758
Financing income, net	1,218	424

Income before taxes on income	38,324	20,182
Income tax expenses	4,162	2,566

Net income for the period	34,162	17,616

Earnings per share:
Basic	1.20	0.62
Diluted	1.07	0.60

Shares used in calculation of earnings per share (in thousands):
Basic	28,579	28,214
Diluted	31,968	29,306

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended March 31,
	2022	2021
Cash flows from operating activities:

Net income	34,162	17,616

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,035	1,579
Amortization of intangible assets	1,613	575
Amortization of premium and accretion of discount on marketable securities, net	829	-
Amortization of debt discount and issuance costs	320	1,034
Share-based compensation	3,860	2,222
Net effect of exchange rate fluctuation	793	362
Changes in assets and liabilities:
Trade accounts receivables, net	470	3,494
Inventories	(6,898)	(4,417)
Other current and long-term assets	(15,996)	(1,162)
Deferred tax assets, net	(2,609)	(598)
Operating lease right-of-use assets	912	406
Trade accounts payables	(1,941)	439
Deferred revenues	(744)	9,021
Operating lease liabilities	(806)	(1,266)
Other current and long-term liabilities	(3,151)	3,718
Accrued severance pay, net	61	(38)
Net cash provided by operating activities	12,910	32,985

Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	(78,469)	-
Change in short-term and long-term interest-bearing bank deposits	49,632	(55,805)
Investment in marketable securities	(16,836)	-
Proceeds from maturities of marketable securities	15,770	-
Purchase of property and equipment	(3,718)	(488)
Net cash used in investing activities	(33,621)	(56,293)
Net cash provided by financing activities	-	-

Effect of exchange rate fluctuations on cash and cash equivalents	(794)	(238)

Changes in cash and cash equivalents	(21,505)	(23,546)
Cash and cash equivalents - beginning of period	126,698	232,304
Cash and cash equivalents - end of period	105,193	208,758

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	March 31, 2022	December 31, 2021	March 31, 2021
GAAP gross profit	76,150	68,249	47,930
Stock-based compensation*	883	803	418
Acquisition-related inventory step-up	2,606	-	-
Non-GAAP gross profit	79,639	69,052	48,348
GAAP gross margin as a percentage of revenues	57%	56%	57%
Non-GAAP gross margin as a percentage of revenues	59%	57%	57%

GAAP operating income	37,106	29,893	19,758
Stock-based compensation*	3,860	3,496	2,222
Acquisition-related inventory step-up	2,606	-	-
Acquisition-related expenses and contingent consideration revaluation	1,355	999	-
Amortization of acquired intangible assets	1,613	735	575
Non-GAAP operating income	46,540	35,123	22,555
GAAP operating margin as a percentage of revenues	28%	25%	23%
Non-GAAP operating margin as a percentage of revenues	35%	29%	27%

GAAP net income	34,162	22,226	17,616
Stock-based compensation*	3,860	3,496	2,222
Acquisition-related inventory step-up	2,606	-	-
Acquisition-related expenses and contingent consideration revaluation	1,355	999	-
Amortization of acquired intangible assets	1,613	735	575
Amortization of debt discount and issuance costs	320	1,075	1,034
Revaluation of operating lease liabilities	(546)	907	(860)
Tax effect of non-GAAP adjustments	(1,883)	(402)	(102)
Taxes attributed to one-time elective tax settlement	-	3,716	-
Non-GAAP net income	41,487	32,752	20,485

GAAP basic earnings per share	1.20	0.78	0.62
Non-GAAP basic earnings per share	1.45	1.15	0.73

GAAP diluted earnings per share	1.07	0.73	0.60
Non-GAAP diluted earnings per share	1.30	1.08	0.70

Shares used for calculation of earnings per share (in thousands):
Basic	28,579	28,539	28,214
Diluted	31,968	30,285	29,306

* Stock-based compensation for the three months ended March 31, 2022 included in – Cost of revenues - 883; Research and development, net – 1,525; Sales and marketing – 786; General and administrative – 666

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF SECOND QUARTER 2022
GAAP TO NON-GAAP GUIDANCE
(Unaudited)

	Low	High
Estimated GAAP net income per diluted share	0.82	0.96
Estimated non-GAAP items:
Stock-based compensation	0.13	0.13
Amortization of acquired intangible assets	0.06	0.06
Acquisition-related expenses and contingent consideration revaluation	0.07	0.07
Acquisition-related inventory step-up	0.01	0.01
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.01)	(0.01)
Estimated non-GAAP net income per diluted share	1.09	1.23